SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 31, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated May 31, 2016: Nokia completes the acquisition of Withings

Nokia completes the acquisition of Withings

Nokia Corporation
Stock Exchange Release
May 31, 2016 at 15:00 (CET +1)

Nokia completes the acquisition of Withings

Espoo, Finland — Nokia today announced that it has closed the acquisition of Withings S.A. earlier than had been expected. Through this acquisition, originally announced on April 26, 2016, Nokia Technologies has established a new Digital Health business unit led by Cédric Hutchings, formerly CEO of Withings, who reports to Ramzi Haidamus, president of Nokia Technologies.

The Digital Health business unit combines the talented employees from Withings and experts from the preventive health and patient care teams in Nokia Technologies. The new business unit builds on the pioneering work of Withings, offering a family of award-winning digital health products designed to fit seamlessly into people’s lives, empowering them to make smarter decisions about the health and wellbeing of themselves and their families. The product line includes activity trackers, smart body analyzer scales, thermometers, blood pressure monitors, home and baby monitors and more, built on a sophisticated digital health platform. Together, under Cédric’s leadership, the Digital Health team will continue to design smarter products for healthy living.

“This is the beginning of an exciting new chapter in the history of Nokia Technologies as we extend our product portfolio to include a series of powerful digital health technologies,” said Ramzi Haidamus, president, Nokia Technologies. “The Nokia brand is synonymous with innovation, connectivity and consumer technology and the acquisition of Withings puts us in a perfect position to capitalize on the huge opportunity in the health space. We’re excited to welcome the Withings team to the Nokia family.”

On June 9, Nokia Technologies will be hosting an invitation only event in San Francisco to share its vision for digital health and showcase its products, coinciding with the opening of its San Francisco office, in the heart of the Bay Area.

About Nokia Technologies

Nokia Technologies is Nokia’s advanced technology and licensing business. Formed in 2014, TECH builds upon our solid foundation of industry-leading licensing and technology R&D capabilities. By focusing on Digital Health, Digital Media, Brand Licensing and Patent Licensing, TECH is expanding the human possibilities of the ever-evolving world of technology. In 2015, Nokia Technologies launched OZO, the world’s first virtual reality (VR) camera designed for professionals.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:

Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C) expectations regarding market developments, general economic conditions and structural changes; D) expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; E) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and F) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our dependence on general economic and market conditions and other developments in the economies where we operate; 3) our dependence on the development of the industries in which we operate, including the Digital Health and Telecommunications industries; 4) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to healthcare, tax matters and exchange controls, among others; 5) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 6) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 7) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 8) our exposure to direct and indirect regulation, including healthcare related regulation, economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 9) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 10) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 13) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses;  14) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 15) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 16) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; and 17) unexpected liabilities with respect to pension plans, insurance matters and employees, as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the

U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal